Mail Stop 4561
								August 3, 2005

Mr. William G. Knuff, III
Co-Chief Executive Officer and Chief Financial Officer
Sutter Holding Company, Inc.
220 Montgomery Street
Suite 2100
San Francisco, California 94104

Re:	Sutter Holding Company, Inc.
	Item 4.02 Form 8-K
      Filed April 1, 2005
	File No. 001-15733

Dear Mr. Knuff, III:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





1. Please amend your filing to fully comply with the disclosure requirements of Item 4.02(a) of Form 8-K. Specifically state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.
2. Please amend your Form 8-K to more fully describe the transactions that resulted in your determination that your prior financial statements should no longer be relied upon. Your current disclosure does not clearly describe the nature of the accounting error in previously issued financial statements.
3. Tell us and revise your amended filing to disclose how you determined that the impact of the accounting error only affected the
Form 10-Q for the period ending September 30, 2004.
4. You state that the change in accounting for these past transactions had no economic impact on your operations, but also state that the result of this accounting error changed your net income from $82K to a loss of $781K. Please revise your amended Form
8-K to explain how you concluded that the correction of the accounting error for these transactions had no economic impact on your operating results.
5. We note you did not discover the accounting error resulting in this restatement till March 2005. Tell us how you concluded in Item
9A your 2004 Form 10-K that this restatement did not reflect a material weakness in your disclosure controls and procedures and call into question your assertions on the effectiveness of your disclosure controls or procedures as of the period end.


       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call John Spitz at (202)
551-
3484.

							Sincerely,


							Amit Pande
							Assistant Chief Accountant
??

??

??

??

Mr. William G. Knuff, III
Sutter Holding Company, Inc.
Page 3 of 3